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                            November 17, 2022

       James A. McCarthy
       Chief Financial Officer
       Wilhelmina International, Inc.
       5420 Lyndon B Johnson Freeway, Box #25
       Dallas, Texas 75240

                                                        Re: Wilhelmina
International, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
August 26, 2022
                                                            File No. 001-36589

       Dear James A. McCarthy:

              We have reviewed your August 26, 2022 response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Response Dated August 26, 2022

       General

   1. We have reviewed your accounting for the recognition of model commissions revenue through arrangements
where your represented talent provides modeling and/or social media influencer
services to clients pursuant to arrangements between you and the client
                                                         (   direct bookings
) as it relates to principal versus agent considerations under ASC
                                                        606. Based on the
information you provided, we object to your conclusion that you are the principal for
direct bookings and therefore also object to your recognition of revenue related to
direct bookings on a gross basis. We would not object to a conclusion whereby you are the
agent for direct bookings and recognize revenue on a net basis.
 James A. McCarthy
FirstName
WilhelminaLastNameJames     A. McCarthy
           International, Inc.
Comapany 17,
November  NameWilhelmina
              2022           International, Inc.
November
Page 2    17, 2022 Page 2
FirstName LastName
       You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services